Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: July 29, 2019

CREATING A LEADING GLOBAL CANCER DIAGNOSTICS COMPANY July 29, 2019 Exact Sciences Exact Sciences + Genomic Health

Safe Harbor Statement Cautionary Statement This presentation contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this presentation regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations; the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. 2

Safe Harbor Statement Additional Information In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300. Participants in the Solicitation Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 3

Presentation Participants KEVIN CONROY Exact Sciences Chairman of the Board & Chief Executive Officer JEFF ELLIOTT Exact Sciences Chief Financial Officer MARK STENHOUSE Exact Sciences President, Cologuard KIM POPOVITS Genomic Health Chairman of the Board, Chief Executive Officer & President BRAD COLE Genomic Health Chief Financial Officer 4

Creating a high-growth leader to detect cancer earlier and improve how it is treated diagnostics, Cologuard® and Oncotype DX®, providing organization 5 Joins two of the strongest brands in cancer platform for growth Forms best-in-class commercial, R&D and clinical Provides global infrastructure to accelerate availability of new innovative cancer diagnostics to patients Enhances financial strength Combining talented teams with proven capabilities to create a leading cancer diagnostics company

Cologuard: Addressing the colorectal cancer challenge

IMPACT OF COLOGUARD SINCE LAUNCH IN 4Q 2014[(1)]

2.6M
people screened

12K
early-stage cancers detected

84K
pre-cancerous polyps detected

94%
Early-stage cancer sensitivity[(2)]


cologuard®
Stool DNA test | Rx only

(1) Source: based on extrapolation of findings in DeeP-C pivotal trial population to the ~2.6M screened using Cologuard since launch: Imperiale TF et al., N Engl J Med (2014)
(2) For stage I and II cancers; 92% sensitivity overall, 87% specificity; Source: Imperiale TF et al., N Engl J Med (2014)

EXACT SCIENCES
Genomic Health LIFE. CHANGING.
6

Exact Sciences: detection Delivering life-changing innovations in early cancer TOTAL AVAILABLE U.S. SCREENING MARKET (1) OF 2Q 2019 BUSINESS HIGHLIGHTS Headquartered in Madison, Wisconsin Founded in 1995 Cologuard’s growing provider adoption $ 15B Primary care,142K with an additional ~500 primary care and GI sales reps $3B opportunity among 45-49 year olds with label expansion(2) OBGYNs, 6K 174K Total providers $200M revenue Gastroenterologists, 8K 94% YoY revenue growth and a goal of capturing Other, 17K 415,000 completed Cologuard tests $7B in Cologuard revenue over the long-term 74% gross margin (1) Exact Sciences estimate assuming 87 million average-risk, asymptomatic people ages 50-85, revenue per test of $500 - $525, and 3-year testing interval for Cologuard. (2) Subject to FDA approval. 7

Genomic Health: Leading provider of genomic-based diagnostics that have transformed cancer treatment

2Q 2019 BUSINESS HIGHLIGHTS

Headquartered in Redwood City, California

Founded in 2000

880+
employees

$114.1M
revenue

$16.0M
net income

16
consecutive quarters of improved profitability

Offers variety of tests that help guide personalized treatment decisions for patients with breast, colorectal and prostate cancer

- Oncotype DX Breast Recurrence Score (tissue)
- Oncotype DX Genomic Prostate Score (tissue)
- Oncotype DX AR-V7 Nucleus Detect for prostate (liquid biopsy, by Epic Sciences)
- Oncotype DX Colon Recurrence Score (tissue)

World-class infrastructure, trusted brand and deep market penetration with Oncotype DX


ROBUST CLINICAL EVIDENCE
125
Clinical Studies
>140,000
Patients Studied
156
Journal Publications
IMPACT DELIVERED
>53,000
Physicians Used Oncotype DX®
>90
Countries Served
>$5 Billion
Healthcare Cost Savings
>800
Employees Dedicated to Making Cancer Care Smarter
CANCER PATIENT OUTCOMES IMPROVED

oncotype DX®

EXACT SCIENCES Genomic Health LIFE. CHANGING.
8

Together Exact Sciences and Genomic Health address large colorectal, breast and prostate cancer markets Annual Total Addressable Market By Indication $200M $20B $600M $700M U.S. Average Risk U.S. 45-49 y.o. U.S. Breast International U.S. Prostate Other Total Cologuard & Oncotype DX (1) (2) (3) Colorectal Colorectal Breast ~40% (4) OF ALL SOLID TUMOR INCIDENCE IN THE U.S. COLORECTAL, BREAST AND PROSTATE TUMORS REPRESENT Note: (1) (2) (3) (4) Bars for U.S. Average Risk and U.S. 45-49 y.o. Colorectal Cancer not to scale. Exact Sciences estimate assuming 87 million average-risk, asymptomatic people ages 50-85, revenue per test of $500 - $525, and 3-year testing interval for Cologuard. Subject to FDA approval. Western Europe, Canada, and Japan. Represents ~75% of the potential opportunity. Source: Surveillance, Epidemiology, and End Results (SEER) data 9 $500M $3B $15B

Forms best-in-class commercial, R&D and clinical organization ~$200M R&D budget, well above industry peers Combined R&D team with: Advanced technology platforms Extensive clinical capabilities and robust evidence generation engine Proven regulatory expertise Key relationships with oncologists 10 Collective resources and broad platform to provide existing tests to more people, while accelerating development of future cancer diagnostics

Global infrastructure can accelerate availability of new innovative cancer diagnostics to patients Global sales force of highly trained sales and managed care representatives Expanded reach across primary care, oncology, OB/GYN, gastroenterology and urology Building on Genomic Health's presence in San Francisco Bay area 11 Commercial presence in 90+ countries 1,000+ combined commercial organization

Transaction overview

TERMS	• Cash and stock transaction valued at $2.8 billion
	• Genomic Health stockholders will receive $72.00 per share
	  • $27.50 per share in cash
	  • $44.50 per share of Exact Sciences stock, subject to a 10% collar centered on Exact Sciences' volume-weighted average price ("VWAP") for the 45 trading days ended July 26, 2019
	  • Represents a premium of ~19% to Genomic Health's VWAP for the last 30 trading days
	• Pro forma ownership: Exact Sciences shareholders ~91% and Genomic Health stockholders ~9%

FINANCIAL BENEFITS	• Pro forma revenue of ~$1.6 billion in 2020 • Pro forma gross profit of ~$1.2 billion in 2020 • Annualized cost synergies of ~$25 million within the third full year following close, primarily through reducing public company costs and purchasing optimization
TIMING AND CLOSING	• Expected to be completed by the end of 2019 • Subject to customary closing conditions and regulatory approvals, including the approval of stockholders of Genomic Health • Felix and Julian Baker and certain funds advised by entities with whom they are affiliated, which collectively own approximately 25.3% of the outstanding shares of Genomic Health common stock, have entered into agreements to vote in favor of the transaction

EXACT SCIENCES
Genomic Health
LIFE. CHANGING.
12

Exact Sciences second-quarter 2019 financials Q2 2019 Q2 2018 Revenue $199.9 million $102.9 million Completed tests 415,000 215,000 Gross margin 74% 74% Operating expense $182.1 million $108.7 million Cash utilization $43.3 million $45.3 million Ending cash balance $1.2 billion $1.2 billion 13

Genomic Health second-quarter 2019 financials Increased worldwide revenue by 19.4% to $114.1M driven by strength across entire business with • first-half revenue growth of: 13% in U.S. invasive breast cancer • 44% in U.S. early-stage prostate cancer • 28% outside of the United States Reported $16.0M profit, EPS of $0.42 (diluted) and $0.43 (basic) per share 16th consecutive quarter of improved non-GAAP profitability Updated Full Year Guidance 14 Metric Guidance YoY Growth Revenue $448 - 452 million 14 - 15% Net Income $56 - 60 million 41 - 51% Diluted Earning Per Share $1.44 - 1.54 36 - 43%

Compelling strategic combination

Provides strong platform for continued growth
with two of the leading brands in cancer diagnostics, Cologuard® and Oncotype DX®

Forms best-in-class R&D and clinical organization
with enhanced scale, robust evidence generation engine, proven regulatory expertise and key relationships with oncologists

Provides global infrastructure
and commercial presence in 90+ countries with expanded reach across primary care, oncology, OB/GYN, gastroenterology and urology to support growth of existing and future cancer tests

Enhances financial strength
with pro forma revenue of ~$1.6 billion, gross profit of ~$1.2 billion in 2020



EXACT SCIENCES Genomic Health LIFE. CHANGING. 15

EXACT SCIENCES

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